HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2017 and 2016

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2017	2016	2017	2016
Revenues
Distribution (includes related party revenues of $71 (2016 – $41) and $140 (2016 – $81) for the three and six months ended June 30, respectively) (Note 19)	998	1,152	2,277	2,438
Transmission (includes related party revenues of $366 (2016 – $375) and $736 (2016 – $752) for the three and six months ended June 30, respectively) (Note 19)	363	381	730	767
	1,361	1,533	3,007	3,205

Costs
Purchased power (includes related party costs of $243 (2016 – $337) and $899 (2016 – $1,049) for the three and six months ended June 30, respectively) (Note 19)	649	803	1,538	1,699
Operation, maintenance and administration (Note 19)	268	254	532	502
Depreciation and amortization (Note 4)	197	191	390	379
	1,114	1,248	2,460	2,580

Income before financing charges and income taxes	247	285	547	625
Financing charges	103	97	206	193

Income before income taxes	144	188	341	432
Income taxes (Note 5)	22	32	48	64
Net income	122	156	293	368

Other comprehensive income	—	—	1	—
Comprehensive income	122	156	294	368

Net income attributable to:
Noncontrolling interest	2	1	3	2
Common shareholder	120	155	290	366
	122	156	293	368

Comprehensive income attributable to:
Noncontrolling interest	2	1	3	2
Common shareholder	120	155	291	366
	122	156	294	368

Earnings per common share (Note 17)
Basic	$844	$1,086	$2,039	$2,571
Diluted	$844	$1,086	$2,039	$2,571

Dividends per common share declared (Note 16)	$28	—	$42	$14

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At June 30, 2017 and December 31, 2016

(millions of Canadian dollars)	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	7	48
Accounts receivable (Note 6)	636	833
Due from related parties	366	224
Other current assets (Note 7)	97	97
	1,106	1,202

Property, plant and equipment (Note 8)	19,475	19,068
Other long-term assets:
Regulatory assets	3,103	3,145
Deferred income tax assets	1,120	1,213
Intangible assets (net of accumulated amortization – $359; 2016 – $330)	349	349
Goodwill	327	327
Other assets	6	6
	4,905	5,040
Total assets	25,486	25,310

Liabilities
Current liabilities:
Bank indebtedness	13	—
Short-term notes payable (Note 11)	715	469
Long-term debt payable within one year (Notes 11, 12)	602	602
Accounts payable and other current liabilities (Note 9)	893	933
Due to related parties	147	253
	2,370	2,257

Long-term liabilities:
Long-term debt (includes $546 measured at fair value; 2016 – $548) (Notes 11, 12)	10,072	10,078
Regulatory liabilities	223	209
Deferred income tax liabilities	63	60
Other long-term liabilities (Note 10)	2,808	2,765
	13,166	13,112
Total liabilities	15,536	15,369

Contingencies and Commitments (Notes 21, 22)
Subsequent Events (Note 24)

Noncontrolling interest subject to redemption	22	22

Equity
Common shares (Note 15)	5,115	5,391
Retained earnings	4,771	4,487
Accumulated other comprehensive loss	(8)	(9)
Hydro One shareholders’ equity	9,878	9,869

Noncontrolling interest	50	50
Total equity	9,928	9,919
	25,486	25,310

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2017 and 2016

Six months ended June 30, 2017	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
(millions of Canadian dollars)
January 1, 2017	5,391	4,487	(9)	9,869	50	9,919
Net income	—	290	—	290	2	292
Other comprehensive income	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	(2)	(2)
Dividends on common shares	—	(6)	—	(6)	—	(6)
Return on stated capital	(276)	—	—	(276)	—	(276)
June 30, 2017	5,115	4,771	(8)	9,878	50	9,928

Six months ended June 30, 2016	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
(millions of Canadian dollars)
January 1, 2016	6,000	3,759	(9)	9,750	52	9,802
Net income	—	366	—	366	1	367
Distributions to noncontrolling interest	—	—	—	—	(3)	(3)
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return on stated capital	(351)	—	—	(351)	—	(351)
June 30, 2016	5,649	4,123	(9)	9,763	50	9,813

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2017 and 2016

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2017	2016	2017	2016
Operating activities
Net income	122	156	293	368
Environmental expenditures	(8)	(7)	(12)	(10)
Adjustments for non-cash items:
Depreciation and amortization (excluding asset removal costs)	174	168	346	332
Regulatory assets and liabilities	93	(12)	124	(22)
Deferred income taxes	17	36	37	57
Other	1	(2)	1	—
Changes in non-cash balances related to operations (Note 20)	(133)	(56)	(64)	(73)
Net cash from operating activities	266	283	725	652

Financing activities
Long-term debt issued	—	—	—	1,350
Long-term debt repaid	(1)	—	(1)	(450)
Short-term notes issued	1,006	764	1,578	1,495
Short-term notes repaid	(742)	(771)	(1,332)	(2,038)
Return of stated capital	(129)	(125)	(276)	(351)
Dividends paid	(4)	—	(6)	(2)
Distributions paid to noncontrolling interest	(3)	(1)	(3)	(4)
Change in bank indebtedness	6	24	13	34
Other	—	—	—	(6)
Net cash from (used in) financing activities	133	(109)	(27)	28

Investing activities
Capital expenditures (Note 20)
Property, plant and equipment	(375)	(398)	(707)	(755)
Intangible assets	(19)	(15)	(33)	(28)
Capital contributions received	2	—	9	15
Other	—	—	(8)	—
Net cash used in investing activities	(392)	(413)	(739)	(768)

Net change in cash and cash equivalents	7	(239)	(41)	(88)
Cash and cash equivalents, beginning of period	—	240	48	89
Cash and cash equivalents, end of period	7	1	7	1

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2017 and 2016

1.    DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2016. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2016 annual audited consolidated financial statements.

3.    NEW ACCOUNTING PRONOUNCEMENTS

The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2017-09	May 2017	Changes to the terms or conditions of a share-based payment award will require an entity to apply modified accounting unless the modified award meets all conditions stipulated in this ASU.	January 1, 2018	Under assessment
2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
			January 1, 2018	Under assessment
2014-09 2015-14 2016-08 2016-10 2016-12 2016-20 2017-05 2017-10	May 2014 – May 2017
ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 and 2017 that simplify transition and provide clarity on certain aspects of the new standard.
January 1, 2018
Hydro One has completed the review of its regulated distribution and transmission revenue streams and has concluded that there will be no significant impact to these revenue streams upon adoption. The Company continues its assessment of all other revenue streams and expects to be completed by the third quarter of 2017. The Company is on track for implementation of this standard by the effective date.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02	February 2016
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.
January 1, 2019
An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

4.    DEPRECIATION AND AMORTIZATION

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2017	2016	2017	2016
Depreciation of property, plant and equipment	152	147	305	295
Asset removal costs	23	23	44	47
Amortization of intangible assets	14	14	29	27
Amortization of regulatory assets	8	7	12	10
	197	191	390	379

5.    INCOME TAXES

Income taxes differ from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

	Six months ended June 30
(millions of dollars)	2017	2016

Income taxes at statutory rate	90	115

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(21)	(23)
Pension contributions in excess of pension expense	(5)	(8)
Overheads capitalized for accounting but deducted for tax purposes	(7)	(7)
Interest capitalized for accounting but deducted for tax purposes	(6)	(9)
Environmental expenditures	(4)	(4)
Other	(1)	—
Net temporary differences	(44)	(51)
Net permanent differences	2	—
Total income taxes	48	64

Effective income tax rate	14.1%	14.8%

6.    ACCOUNTS RECEIVABLE

(millions of dollars)	June 30, 2017	December 31, 2016
Accounts receivable – billed	359	427
Accounts receivable – unbilled	311	441
Accounts receivable, gross	670	868
Allowance for doubtful accounts	(34)	(35)
Accounts receivable, net	636	833

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2017 and the year ended December 31, 2016:

(millions of dollars)	Six months ended June 30, 2017	Year ended December 31, 2016
Allowance for doubtful accounts – beginning	(35)	(61)
Write-offs	12	37
Additions to allowance for doubtful accounts	(11)	(11)
Allowance for doubtful accounts – ending	(34)	(35)

7.	OTHER CURRENT ASSETS

(millions of dollars)	June 30, 2017	December 31, 2016
Regulatory assets	31	37
Materials and supplies	19	19
Prepaid expenses and other assets	47	41
	97	97

8.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	June 30, 2017	December 31, 2016
Property, plant and equipment	28,008	27,523
Less: accumulated depreciation	(10,130)	(9,832)
	17,878	17,691
Construction in progress	1,434	1,223
Future use land, components and spares	163	154
	19,475	19,068

9.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	June 30, 2017	December 31, 2016
Accounts payable	174	177
Accrued liabilities	614	651
Accrued interest	103	105
Regulatory liabilities	2	—
	893	933

10.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	June 30, 2017	December 31, 2016
Post-retirement and post-employment benefit liability	1,667	1,628
Pension benefit liability	897	900
Environmental liabilities (Note 14)	179	177
Due to related parties	28	26
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	28	25
	2,808	2,765

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

11.    DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One’s committed revolving credit facilities totalling $2.3 billion. In June 2017, the maturity date of Hydro One's $2.3 billion credit facilities was extended from June 2021 to June 2022.

Long-Term Debt

At June 30, 2017, long-term debt of $10,523 million was outstanding under the Company's Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 is $3.5 billion. At June 30, 2017, $1.2 billion remained available for issuance until January 2018. In addition, at June 30, 2017, the Company had long-term debt of $180 million related to Hydro One Sault Ste. Marie.

The following table presents long-term debt outstanding at June 30, 2017 and December 31, 2016:

(millions of dollars)	June 30, 2017	December 31, 2016
Notes and debentures	10,703	10,707
Add: Net unamortized debt premiums	14	15
Add: Unrealized mark-to-market gain[1]	(4)	(2)
Less: Deferred debt issuance costs	(39)	(40)
Total long-term debt	10,674	10,680

Less: Long-term debt payable within one year	(602)	(602)
	10,072	10,078
1 The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020 and the $500 million Series 37 notes due 2019. The unrealized mark-to-market net gain is offset by a $4 million (December 31, 2016 – $2 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

During the six months ended June 30, 2017, Hydro One did not issue (2016 – issued $1,350 million), and repaid $1 million (2016 – $450 million) of long-term debt.

Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Weighted Average Interest Rate
Years to Maturity	(millions of dollars)	(%)
1 year	602	5.2
2 years	981	2.4
3 years	1,153	2.3
4 years	503	1.9
5 years	603	3.2
	3,842	2.9
6 – 10 years	633	3.5
Over 10 years	6,195	5.2
	10,670	4.3

Interest payment obligations related to long-term debt are summarized by year in the following table:

Interest Payments
Year	(millions of dollars)
Remainder of 2017	227
2018	425
2019	402
2020	384
2021	370
1,808
2022-2026	1,703
2027+	4,405
7,916

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

12.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Non-Derivative Financial Assets and Liabilities

At June 30, 2017 and December 31, 2016, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017		December 31, 2016
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion
$50 million of MTN Series 33 notes	50	50	50	50
$500 million MTN Series 37 notes	496	496	498	498
Other notes and debentures	10,128	11,779	10,132	11,462
	10,674	12,325	10,680	12,010

Fair Value Measurements of Derivative Instruments

At June 30, 2017, Hydro One had interest-rate swaps in the amount of $550 million (December 31, 2016 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 5% (December 31, 2016 – 5%) of its total long-term debt. At June 30, 2017, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt.

At June 30, 2017 and December 31, 2016, the Company had no interest-rate swaps classified as undesignated contracts.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at June 30, 2017 and December 31, 2016 is as follows:

June 30, 2017	(millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents		7	7	7	—	—
		7	7	7	—	—

Liabilities:
Bank indebtedness		13	13	13	—	—
Short-term notes payable		715	715	715	—	—
Long-term debt, including current portion		10,674	12,325	—	12,325	—
Derivative instruments
Fair value hedges – interest-rate swaps		4	4	4	—	—
		11,406	13,057	732	12,325	—

December 31, 2016	(millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents		48	48	48	—	—
		48	48	48	—	—

Liabilities:
Short-term notes payable		469	469	469	—	—
Long-term debt, including current portion		10,680	12,010	—	12,010	—
Derivative instruments
Fair value hedges – interest-rate swaps		2	2	2	—	—
		11,151	12,481	471	12,010	—

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no transfers between any of the fair value levels during the six months ended June 30, 2017 or year ended December 31, 2016.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and six months ended June 30, 2017 and 2016.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2017 and 2016 was not material.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2017 and December 31, 2016, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At June 30, 2017 and December 31, 2016, there was no material accounts receivable balance due from any single customer.

At June 30, 2017, the Company’s provision for bad debts was $34 million (December 31, 2016 – $35 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At June 30, 2017, approximately 7% (December 31, 2016 – 6%) of the Company’s net accounts receivable were outstanding for more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2017 and December 31, 2016, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At June 30, 2017, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facilities. The short-term liquidity under the Commercial Paper Program, revolving standby credit facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

13.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Defined Benefit Pension Plan, Supplementary Pension Plan, and Post-Retirement and Post-Employment Plans

Estimated annual defined benefit pension plan contributions for 2017, 2018 and 2019 are approximately $88 million, $71 million, and $71 million, respectively, based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings. Employer contributions made during the six months ended June 30, 2017 were $47 million (2016 – $75 million).

The following tables provide the components of the net periodic benefit costs for the three and six months ended June 30, 2017 and 2016:

		Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30	(millions of dollars)	2017	2016	2017	2016
Current service cost		37	36	12	10
Interest cost		76	77	16	16
Expected return on plan assets, net of expenses[1]		(111)	(108)	—	—
Actuarial loss amortization		20	24	2	2
Net periodic benefit costs		22	29	30	28

Charged to results of operations[2]		7	3	12	11

		Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30	(millions of dollars)	2017	2016	2017	2016
Current service cost		73	72	24	21
Interest cost		152	154	33	33
Expected return on plan assets, net of expenses[1]		(221)	(217)	—	—
Actuarial loss amortization		40	48	4	4
Net periodic benefit costs		44	57	61	58

Charged to results of operations[2]		20	25	26	24
1 The expected long-term rate of return on pension plan assets for the year ending December 31, 2017 is 6.5% (2016 – 6.5%).
2 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2017, pension costs of $15 million (2016 – $7 million) and $45 million (2016 – $57 million), respectively, were attributed to labour, of which $7 million (2016 – $3 million) and $20 million (2016 – $25 million), respectively, were charged to operations, and $8 million (2016 – $4 million) and $25 million (2016 – $32 million) respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

14.    ENVIRONMENTAL LIABILITIES

The following table shows the movements in environmental liabilities for the six months ended June 30, 2017 and the year ended December 31, 2016:

(millions of dollars)	Six months ended June 30, 2017	Year ended December 31, 2016
Environmental liabilities – beginning	204	207
Interest accretion	4	8
Expenditures	(12)	(20)
Revaluation adjustment	11	9
Environmental liabilities – ending	207	204
Less: current portion	(28)	(27)
	179	177

The following table shows the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

(millions of dollars)	June 30, 2017	December 31, 2016
Undiscounted environmental liabilities	221	224
Less: discounting accumulated liabilities to present value	14	20
Discounted environmental liabilities	207	204

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. At June 30, 2017, the estimated future environmental expenditures were as follows:

(millions of dollars)
2017 [1]	15
2018	25
2019	25
2020	30
2021	37
Thereafter	89
221
1 The amounts disclosed represent amounts for the period from July 1, 2017 to December 31, 2017.

15.    SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At June 30, 2017 and December 31, 2016, the Company had 142,239 common shares issued and outstanding.

During the three and six months ended June 30, 2017, the Company returned stated capital of $129 million (2016 – $125 million) and $276 million (2016 – $351 million), respectively.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2017 and December 31, 2016, Hydro One had no issued and outstanding preferred shares.

16.    DIVIDENDS

During the three and six months ended June 30, 2017, common share dividends in the amount of $4 million (2016 – $nil) and $6 million (2016 – $2 million), respectively, were declared and paid.

17.    EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the three and six months ended June 30, 2017 was 142,239 (2016 - 142,239). There were no dilutive securities during the three and six months ended June 30, 2017 and 2016.

18.    STOCK-BASED COMPENSATION

Share Grant Plans

A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2017 and 2016 is presented below:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2017	2016	2017	2016
Share grants outstanding - beginning	5,239,678	5,319,370	5,239,678	5,319,370
Vested[1]	(369,266)	—	(369,266)	—
Share grants outstanding - ending	4,870,412	5,319,370	4,870,412	5,319,370

1 On April 1, 2017, Hydro One Limited issued from treasury 371,611 common shares to eligible employees in accordance with provisions of the Power Workers’ Union Share Grant Plan.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

Directors' Deferred Share Units (DSU) Plan

During the three and six months ended June 30, 2017 and 2016, the Company granted awards under its Directors' DSU Plan, as follows:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2017	2016	2017	2016
DSUs outstanding – beginning	119,763	40,465	99,083	20,525
DSUs granted	21,790	18,740	42,470	38,680
DSUs outstanding – ending	141,553	59,205	141,553	59,205

At June 30, 2017, a liability of $3 million (December 31, 2016 – $2 million) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited's common shares of $23.23 and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Management DSU Plan

Under the Company’s Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.

During the three and six months ended June 30, 2017 and 2016, the Company granted awards under its Management' DSU Plan, as follows:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2017	2016	2017	2016
DSUs outstanding – beginning	62,999	—	—	—
DSUs granted	594	—	63,593	—
DSUs outstanding – ending	63,593	—	63,593	—

At June 30, 2017, a liability of $2 million (December 31, 2016 – $nil) related to outstanding DSUs has been recorded at the closing price of Hydro One Limited's common shares of $23.23 and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Long-term Incentive Plan

During the three and six months ended June 30, 2017 and 2016, Hydro One Limited granted awards under its Long-term Incentive Plan (LTIP), consisting of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs), all of which are equity settled in Hydro One Limited shares, as follows:

		PSUs		RSUs
Three months ended June 30	(number of units)	2017	2016	2017	2016
Units outstanding - beginning		478,755	122,410	451,925	147,410
Units granted		—	—	—	—
Units vested		—	—	(13,470)	—
Units forfeited		(40,520)	—	(34,100)	—
Units outstanding - ending		438,235	122,410	404,355	147,410

		PSUs		RSUs
Six months ended June 30	(number of units)	2017	2016	2017	2016
Units outstanding - beginning		228,890	—	252,440	—
Units granted		264,300	122,410	215,370	147,410
Units vested		—	—	(13,470)	—
Units forfeited		(54,955)	—	(49,985)	—
Units outstanding - ending		438,235	122,410	404,355	147,410

The grant date total fair value of the awards granted during the three and six months ended June 30, 2017 was $nil and $12 million (2016 – $nil and $7 million), respectively. The compensation expense recognized by the Company relating to LTIP awards during the three and six months ended June 30, 2017 was $2 million and $3 million (2016 – not significant), respectively.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

19.    RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 49.9% ownership at June 30, 2017. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), OEB, and Hydro One Telecom Inc. (Hydro One Telecom) are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. Hydro One Brampton was a related party until February 28, 2017, when it was acquired from the Province by Alectra Inc., and subsequent to the acquisition by Alectra Inc., is no longer a related party to Hydro One.

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2017	2016	2017	2016
IESO	Power purchased	242	335	893	1,045
	Revenues for transmission services	365	375	734	751
	Amounts related to electricity rebates	63	—	140	—
	Distribution revenues related to rural rate protection	63	32	124	63
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	16	16
	Funding received related to Conservation and Demand Management programs	10	17	26	24

OPG	Power purchased	1	1	5	3
	Revenues related to provision of construction and equipment maintenance services	1	—	1	1
	Costs expensed related to the purchase of services	1	—	1	1

OEFC	Power purchased from power contracts administered by the OEFC	—	1	1	1

OEB	OEB fees	2	3	4	7

Hydro One Brampton	Cost recovery from management, administrative and smart meter network services	—	1	—	2

Hydro One Limited	Return of stated capital	129	125	276	351
	Dividends paid	4	—	6	2
	Stock-based compensation costs	6	6	12	11

Hydro One Telecom	Service received - costs expensed	6	7	12	13
	Service received - costs capitalized	—	3	—	6
	Revenues for services provided	—	—	1	—

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

20.    CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2017	2016	2017	2016
Accounts receivable	99	92	190	15
Due from related parties	(85)	(53)	(142)	(32)
Materials and supplies	—	—	—	1
Prepaid expenses and other assets	(5)	(23)	(6)	(30)
Accounts payable	4	15	3	21
Accrued liabilities	(58)	32	(39)	25
Due to related parties	(77)	(120)	(108)	(117)
Accrued interest	(27)	(19)	(2)	5
Long-term accounts payable and other liabilities	(1)	4	1	4
Post-retirement and post-employment benefit liability	17	16	39	35
	(133)	(56)	(64)	(73)

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

Capital Expenditures

The following table reconciles investments in property, plant and equipment and the amounts presented in the Consolidated Statements of Cash Flows after accounting for capitalized depreciation and the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2017	2016	2017	2016
Capital investments in property, plant and equipment	(388)	(400)	(722)	(766)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	13	2	15	11
Capital expenditures – property, plant and equipment	(375)	(398)	(707)	(755)

The following table reconciles investments in intangible assets and the amounts presented in the Consolidated Statements of Cash Flows after accounting for the net change in related accruals:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2017	2016	2017	2016
Capital investments in intangible assets	(15)	(16)	(28)	(28)
Net change in accruals included in capital investments in intangible assets	(4)	1	(5)	—
Capital expenditures – intangible assets	(19)	(15)	(33)	(28)

Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2017	2016	2017	2016
Net interest paid	131	122	219	202
Income taxes paid	3	5	7	13

21.    CONTINGENCIES

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

22.    COMMITMENTS

The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter.

June 30, 2017	(millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements		134	93	47	2	4	6
Long-term software/meter agreement		16	17	17	9	2	3
Operating lease commitments		10	8	6	7	2	2

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter.

June 30, 2017	(millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Credit facilities		—	—	—	—	2,300	—
Letters of credit[1]		162	—	—	—	—	—
Guarantees[2]		325	—	—	—	—	—
1 Letters of credit consist of a $150 million letter of credit related to retirement compensation arrangements, a $5 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

23.    SEGMENTED REPORTING

Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2017	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		363	998	—	1,361
Purchased power		—	649	—	649
Operation, maintenance and administration		103	154	11	268
Depreciation and amortization		103	94	—	197
Income (loss) before financing charges and income taxes		157	101	(11)	247

Capital investments		252	151	—	403

Three months ended June 30, 2016	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		381	1,152	—	1,533
Purchased power		—	803	—	803
Operation, maintenance and administration		97	146	11	254
Depreciation and amortization		94	97	—	191
Income (loss) before financing charges and income taxes		190	106	(11)	285

Capital investments		238	178	—	416

Six months ended June 30, 2017	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		730	2,277	—	3,007
Purchased power		—	1,538	—	1,538
Operation, maintenance and administration		209	301	22	532
Depreciation and amortization		204	186	—	390
Income (loss) before financing charges and income taxes		317	252	(22)	547

Capital investments		461	289	—	750

Six months ended June 30, 2016	(millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues		767	2,438	—	3,205
Purchased power		—	1,699	—	1,699
Operation, maintenance and administration		198	289	15	502
Depreciation and amortization		189	190	—	379
Income (loss) before financing charges and income taxes		380	260	(15)	625

Capital investments		473	321	—	794

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2017 and 2016

Total Assets by Segment:

(millions of dollars)	June 30, 2017	December 31, 2016
Transmission	13,339	13,083
Distribution	9,308	9,393
Other	2,839	2,834
Total assets	25,486	25,310

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

24.    SUBSEQUENT EVENTS

Dividends

On August 8, 2017, common share dividends in the amount of $5 million were declared, and a return of stated capital in the amount of $129 million was approved.

17